Richard H. Kirk Vice President, Corporate Counsel
The Prudential Insurance Company of America 751 Broad Street, Newark, NJ 07102-3777 Tel 203-925-3707 richard.kirk@prudential.com

February 5, 2021
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Initial Registration Statement on Form N-4
    Prudential Annuities Life Assurance Corporation Variable Account B (Registrant)
Prudential Annuities Life Assurance Corporation (Depositor)

Members of the Commission:
Enclosed for filing on behalf of the above-referenced Registrant is an initial Registration Statement on Form N-4. The purpose of the N-4 filing is to register the Prudential FlexGuard® Income Index-Linked and Variable Annuity B Series.

The Annuity will offer contract owners the ability to allocate premium payment to index-linked crediting strategies as well as variable investment subaccount(s). The Annuity also includes a built-in income benefit. We are also filing an initial Registration Statement for this Annuity on Form S-3 on behalf of Prudential Annuities Life Assurance Corporation to register the index-linked crediting strategies.

If you have any questions, please call me at (203) 925-3707.

Very truly yours,
/s/Richard H. Kirk
Richard H. Kirk
Vice President, Corporate Counsel